July 14, 2020

Jeffrey Gabor

Christine Westbrook

Rolf Sundwall

Terence O’Brien

Office of Life Sciences

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Relay Therapeutics, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed July 9, 2020
File No. 333-239412

Ladies and Gentlemen,

On behalf of our client, Relay Therapeutics, Inc. (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) contained in the Staff’s letter dated July 13, 2020 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is submitting an Amendment No. 2 to the Registration Statement on Form S-1 (the “Amended Registration Statement”) together with this response letter. The Amended Registration Statement also contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. The responses and information below are based on information provided to us by the Company. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s responses to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Amended Registration Statement submitted herewith where the revised language addressing a particular comment appears. Capitalized terms used but not defined herein are used herein as defined in the Amended Registration Statement.

Amendment No. 1 to Registration Statement on Form S-1 filed July 9, 2020

RLY-4008, a selective inhibitor of FGFR2, page 113

1.

We note your response to comment 1 and your statement that you have removed any references to these comparisons. However, we note comparisons of RLY-4008 in preclinical models to other approved drugs or FGFR inhibitors in development on pages 116-121 (e.g., figures 18, 19, 20, 21 and 23) without additional disclosure that provides appropriate context for investors, e.g., as a non-exhaustive list, discussion that highlights the early stage nature of your RLY-4008 program, differing dosages and patient populations and, as referenced in your response, that you will need to generate the bulk of the clinical data necessary to support marketing approval. Please revise your disclosure to include appropriate context for these comparisons or remove them.

RESPONSE: The Company respectfully advises the Staff that it has added language on page 116 of the Amended Registration Statement to provide additional disclosure around the comparisons of RLY-4008 in preclinical models to other approved drugs or FGFR inhibitors in development.

Notes to Consolidated Financial Statements

7. Convertible Preferred Stock

Conversion, page F-20

2.

Please confirm whether the mandatory conversion of your Series A and Series B convertible preferred stock is subject to the minimum per share price of $22.80 in the closing of a firm commitment underwritten public offering. If so, please explain to us your assumption of automatic conversion given that your proposed offering price range is below that amount.

RESPONSE: The Company respectfully advises the Staff that upon (i) a vote of a majority of the Series C preferred stockholders and (ii) a specified vote of the preferred stockholders voting as a single class, automatic conversion of the preferred stock could occur upon an initial public offering even if the price per share was below $22.80. On July 8, 2020, the Series C preferred stockholders relinquished their protective right with respect to the approval of an automatic conversion of preferred stock in a firm commitment underwritten public offering if the per share price is less than $22.80. Also on July 8, 2020, the required preferred stockholders authorized the automatic conversion of all shares of preferred stock in an initial public offering, regardless of the price per share or total proceeds raised, as long as the initial public offering is completed on or before September 30, 2020. Therefore, all shares of preferred stock are subject to automatic conversion upon the proposed initial public offering. The Company has revised the disclosures on page F-20 and page F-31 of the Amended Registration Statement accordingly.

3.	Please revise your disclosure of the conversion ratio of your preferred stock to reflect the reverse stock split.

RESPONSE: The Company respectfully advises the Staff that the common stock issuable upon conversion as presented in the Registration Statement, including in each of the tables on page F-19, reflects the reverse stock split; however, the description of the conversion ratio on page F-20 had not been properly updated. The Company has revised the disclosure on page F-20 of the Amended Registration Statement.

Sincerely,

/s/ Gabriela Morales-Rivera

Gabriela Morales-Rivera

cc:	Sanjiv K. Patel, Relay Therapeutics, Inc.

Brian Adams, Relay Therapeutics, Inc.

Mitchell S. Bloom, Goodwin Procter LLP

William D. Collins, Goodwin Procter LLP